UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________

SCHEDULE 13E-3
(Rule 13e-100)
(Amendment No.1)

______________________________________

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

Acorn International, Inc.
(Name of the Issuer)

Acorn International, Inc.
First Ostia Port Ltd.
Second Actium Coin Ltd.
Robert W. Roche
Ritsuko Hattori-Roche
Catalonia Holdings, LLC
Bireme Limited
(Names of Persons Filing Statement)

Ordinary Shares*
American Depositary Shares
(Title of Class of Securities)

004854204**
(CUSIP Number)

______________________________________

Acorn International, Inc. 5/F, YueShang Plaza 1 South Wuning Road Shanghai 200042 People’s Republic of China Tel.: +86 21-5151 8888	First Ostia Port Ltd. Second Actium Coin Ltd. Cricket Square, Hutchins Drive PO Box 2681 Grand Cayman, KY1-1111 Cayman Islands Tel.: +1 (708) 430-9337	Robert W. Roche 5/F, YueShang Plaza 1 South Wuning Road Shanghai 200042 People’s Republic of China Tel.: +86 21-5151 8888
Ritsuko Hattori-Roche c/o OAR Management, Inc. 9911 S. 78th Avenue Hickory Hills, IL 60457 Tel.: +1 (708) 430-9337	Catalonia Holdings, LLC 1209 Orange Street Wilmington, DE 19801 Tel.: +1 (708) 430-9337	Bireme Limited Cricket Square, Hutchins Drive PO Box 2681 Grand Cayman, KY1-1111 Cayman Islands Tel.: +1 (708) 430-9337

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing 20 ordinary shares.
**	This CUSIP applies to the American Depositary Shares.

______________________________________

With copies to:

Don S. Williams, Esq. Hogan Lovells International LLP Suite 1804-1808, Park Place 1601 Nanjing Road West Jing An District Shanghai 200040 China Tel.: +86 21 6122 3800	Jean M. Roche, Esq. Jean M. Roche & Associates c/o OAR Management, Inc. 9911 S. 78th Avenue Hickory Hills, IL 60457 Tel.: +1 (708) 430-9337

______________________________________

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer
☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****
US$53,990,010.90	US$ 5,890.31

____________

***    Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment for the proposed per share cash payment of $1.05 for 51,419,058 outstanding ordinary shares of the issuer (including shares represented by American Depositary Shares) subject to the transaction (the “Transaction Valuation”).

****  The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13e-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No.1 to Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Acorn International, Inc., a Cayman Islands exempted company (the “Company”), the issuer of the ordinary shares, par value US$0.01 per share (each, a “Share” and, collectively, the “Shares”), including the Shares represented by American Depositary Shares (“ADSs”), each representing 20 Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) First Ostia Port Ltd., a Cayman Islands exempted company (“Parent”); (c) Second Actium Coin Ltd., a Cayman Islands exempted company and a wholly-owned subsidiary of Parent (“Merger Sub”); (d) Robert W. Roche, our co-founder and Executive Chairman (“Mr. Roche”); (e) Mr. Roche’s wife, Ritsuko Hattori-Roche (“Ms. Hattori-Roche”); (f) Catalonia Holdings, LLC (“Catalonia”); and (g) Bireme Limited (“Bireme”, together with Parent, Merger Sub, Mr. Roche, Ms. Hattori-Roche and Catalonia, collectively, the “Buyer Group”).

On October 12, 2020, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”) and cease to exist, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Parent at the effective time of the Merger (the “Effective Time”). Each of Parent and Merger Sub was formed solely for the purpose of the Merger. If the Merger is completed, Parent will be beneficially owned by the Buyer Group (other than Merger Sub) at the Effective Time.

As of November 25, 2020, Parent is the Company’s largest shareholder and owns in the aggregate 38,967,937 Shares (including Shares represented by ADSs), which represent approximately 75.8% of the total issued and outstanding Shares of the Company.

If the Merger is completed, the Company, as the Surviving Corporation, will continue its operations under the name “Acorn International, Inc.” as a privately held company directly owned by Parent and beneficially owned by the Buyer Group (other than Merger Sub), and, as a result of the Merger, the Company’s ADSs will no longer be listed on the New York Stock Exchange and the ADS program for the Shares will terminate.

If the Merger is completed, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$1.05 per Share (the “Per Share Merger Consideration”), and each ADS issued and outstanding immediately prior to the Effective Time, will represent the right to receive US$21.00 per ADS (the “Per ADS Merger Consideration”) (less any applicable ADS Depositary fees (US$0.05 per ADS cash distribution fee) payable pursuant to the terms of the deposit agreement dated as of May 2, 2007, as amended by Amendment No.1 to Deposit Agreement, dated as of November 30, 2015, among the Company, Citibank, N.A., and the holders and beneficial owners of ADSs issued thereunder), in each case in cash, without interest, and net of any applicable withholding taxes. Notwithstanding the foregoing, if the Merger is completed, the following Shares (including Shares represented by ADSs) will be cancelled and cease to exist but will not be converted into the right to receive the consideration described in the immediately preceding sentence:

(a)     Shares beneficially owned immediately prior to the Effective Time by any of Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of the Company, or Parent, and in each case not held on behalf of third parties;

(b)    Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Islands Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised); and

(c)     an aggregate of 2,797,644 Shares owned by our Lead Director, Pierre Cohade, our Chief Executive Officer, Jacob A. Fisch, and Harry Hill, will be exchanged for non-convertible promissory notes bearing interest at the rate of 6% per annum, and having face value equal to the merger consideration which these shareholders would otherwise have been entitled to receive in the form of cash, such notes being payable by Parent and having a term of six months, renewable for an additional six-month term at the election of Parent.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), must be authorized and approved by a special resolution representing an affirmative vote of shareholders holding two-thirds or more of the votes represented by the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company’s shareholders held in accordance with its amended and restated memorandum and articles of association.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the execution, delivery and performance of the Merger Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1.     Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2.     Subject Company Information

(a)     Name and Address.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet — The Parties Involved in the Merger”

(b)    Securities.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Market Price of the Company’s ADSs, Dividends and Other Matters”

“The Extraordinary General Meeting — Record Date; Shares and ADSs Entitled to Vote”

“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)     Trading Market and Price.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of the Company’s ADSs, Dividends and Other Matters”

(d)    Dividends.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of the Company’s ADSs, Dividends and Other Matters”

(e)     Prior Public Offerings.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Transactions in Shares and ADSs”

(f)     Prior Stock Purchases.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Transactions in Shares and ADSs”

Item 3.     Identity and Background of Filing Person

(a)     Name and Address.    Acorn International, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — The Parties Involved in the Merger”

Annex E — Directors and Executive Officers of Each Filing Person

(b)    Business and Background of Entities.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — The Parties Involved in the Merger”

Annex E — Directors and Executive Officers of Each Filing Person

(c)     Business and Background of Natural Persons.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — The Parties Involved in the Merger”

Annex E — Directors and Executive Officers of Each Filing Person

Item 4.     Terms of the Transaction

(a)     Material Terms.

(1)    Tender Offers.    Not Applicable.

(2)    Mergers or Similar Transactions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Extraordinary General Meeting and the Merger”

“Special Factors”

“The Extraordinary General Meeting”

“The Merger Agreement”

Annex A — Agreement and Plan of Merger

Annex B — Plan of Merger

(b)    Different Terms.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Effects of the Merger on the Company”

“Special Factors — Financing of the Merger”

“Special Factors — Interests of Certain Persons in the Merger”

“The Extraordinary General Meeting — Proposals to be Considered at the Extraordinary General Meeting”

“The Merger Agreement”

Annex A — Agreement and Plan of Merger

Annex B — Plan of Merger

(c)     Appraisal Rights.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Merger Consideration”

“Questions and Answers about the Extraordinary General Meeting and the Merger”

“The Extraordinary General Meeting — Rights of Shareholders Who Object to the Merger”

“The Merger Agreement — Merger Consideration”

“Dissenters’ Rights”

(d)    Provisions for Unaffiliated Security Holders.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Security Holders”

(e)     Eligibility for Listing or Trading.    Not applicable.

Item 5.     Past Contracts, Transactions, Negotiations and Agreements

(a)     Transactions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

“Special Factors — Interests of Certain Persons in the Merger”

“Special Factors — Related-Party Transactions”

“Transactions in Shares and ADSs”

(b) — (c) Significant Corporate Events; Negotiations or Contacts.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Background of the Merger”

         “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

“Special Factors — Purposes of and Reasons for the Merger”

“Special Factors — Effects of the Merger on the Company”

“Special Factors — Plans for the Company after the Merger”

“Special Factors — Financing of the Merger”

“Special Factors — Interests of Certain Persons in the Merger”

“The Merger Agreement”

Annex A — Agreement and Plan of Merger

Annex B — Plan of Merger

(e)     Agreements Involving the Subject Company’s Securities.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Plans for the Company after the Merger”

“Special Factors — Financing of the Merger”

“Special Factors — Interests of Certain Persons in the Merger”

“Special Factors — Voting by the Buyer Group at the Extraordinary General Meeting”

“The Merger Agreement”

“Transactions in Shares and ADSs”

Annex A — Agreement and Plan of Merger

Annex B — Plan of Merger

Item 6.     Purposes of the Transaction, and Plans or Proposals

(b)    Use of Securities Acquired.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Extraordinary General Meeting and the Merger”

“Special Factors — Purposes of and Reasons for the Merger”

“Special Factors — Effects of the Merger on the Company”

“Special Factors — Financing of the Merger”

“Special Factors — Interests of Certain Persons in the Merger”

“The Merger Agreement”

Annex A — Agreement and Plan of Merger

Annex B — Plan of Merger

(c)(1) — (8) Plans.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Background of the Merger”

         “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

“Special Factors — Purposes of and Reasons for the Merger”

“Special Factors — Effects of the Merger on the Company”

“Special Factors — Plans for the Company after the Merger”

“Special Factors — Financing of the Merger”

“Special Factors — Interests of Certain Persons in the Merger”

“The Merger Agreement”

Annex A — Agreement and Plan of Merger

Annex B — Plan of Merger

Item 7.     Purposes, Alternatives, Reasons and Effects

(a)     Purposes.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors — Purposes of and Reasons for the Merger”

“Special Factors — Effects of the Merger on the Company”

“Special Factors — Plans for the Company after the Merger”

“Special Factors — Interests of Certain Persons in the Merger”

(b)    Alternatives.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Background of the Merger”

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

“Special Factors — Purposes of and Reasons for the Merger”

“Special Factors — Effects on the Company if the Merger Is Not Completed”

“Special Factors — Alternatives to the Merger”

(c)     Reasons.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

“Special Factors — Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

“Special Factors — Purposes of and Reasons for the Merger”

“Special Factors — Effects of the Merger on the Company”

“Special Factors — Plans for the Company After the Merger”

(d)    Effects.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Extraordinary General Meeting and the Merger”

“Special Factors — Background of the Merger”

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors — Purposes of and Reasons for the Merger”

“Special Factors — Effects of the Merger on the Company”

“Special Factors — Plans for the Company After the Merger”

“Special Factors — Interests of Certain Persons in the Merger”

“Special Factors — Fees and Expenses”

“Special Factors — Material U.S. Federal Income Tax Consequences”

“Special Factors — Material PRC Income Tax Consequences”

“Special Factors — Material Cayman Islands Tax Consequences”

“The Extraordinary General Meeting — Rights of Shareholders Who Object to the Merger”

“The Merger Agreement”

“Dissenters’ Rights”

Annex A — Agreement and Plan of Merger

Annex B — Plan of Merger

Annex D — Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) — Section 238

Item 8.     Fairness of the Transaction

(a) — (b) Fairness; Factors Considered in Determining Fairness.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Recommendation of the Special Committee and the Board”

“Summary Term Sheet — Position of the Buyer Group as to the Fairness of the Merger”

“Summary Term Sheet — Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

“Special Factors — Background of the Merger”

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

“Special Factors — Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

“Special Factors — Purposes of and Reasons for the Merger”

“Special Factors — Interests of Certain Persons in the Merger”

Annex C — Opinion of Duff & Phelps as Financial Advisor

(c)     Approval of Security Holders.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Extraordinary General Meeting and the Merger”

“The Extraordinary General Meeting — Record Date; Shares and ADSs Entitled to Vote”

“The Extraordinary General Meeting — Quorum”

“The Extraordinary General Meeting — Vote Required”

         The Merger does not require approval by the holders of at least a majority of the Shares held by the Company’s Unaffiliated Security Holders.

(d) — (e) Unaffiliated Representative; Approval of Directors.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Recommendation of the Special Committee and the Board”

“Summary Term Sheet — Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

“Special Factors — Background of the Merger”

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

“Special Factors — Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

Annex C — Opinion of Duff & Phelps as Financial Advisor

(f)     Other Offers.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Background of the Merger”

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9.     Reports, Opinions, Appraisals and Negotiations

(a) — (b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

“Special Factors — Background of the Merger”

“Special Factors — Certain Financial Projections”

“Special Factors — Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

Annex C — Opinion of Duff & Phelps as Financial Advisor

(c)     Availability of Documents.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10.     Source and Amounts of Funds or Other Consideration

(a) — (b), (d) Source of Funds; Conditions; Borrowed Funds.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet — Financing of the Merger”

“Summary Term Sheet — Fees and Expenses”

“Special Factors — Financing of the Merger”

“Special Factors — Fees and Expenses”

“The Merger Agreement”

Annex A — Agreement and Plan of Merger

Annex B — Plan of Merger

(c)     Expenses.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Termination Fees”

“Summary Term Sheet — Fees and Expenses”

“Special Factors — Fees and Expenses”

“The Merger Agreement — Termination Fees”

“The Extraordinary General Meeting — Solicitation of Proxies”

Annex A — Agreement and Plan of Merger

Annex B — Plan of Merger

Item 11.     Interest in Securities of the Subject Company

(a)     Securities Ownership.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

“Special Factors — Interests of Certain Persons in the Merger”

“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)    Securities Transactions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Transactions in Shares and ADSs”

Item 12.     The Solicitation or Recommendation

(d)    Intent to Tender or Vote in a Going-Private Transaction.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Recommendation of the Special Committee and the Board”

“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

“Questions and Answers about the Extraordinary General Meeting and the Merger”

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors — Voting by the Buyer Group at the Extraordinary General Meeting”

“The Extraordinary General Meeting — Vote Required”

“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)     Recommendations of Others.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Purposes and Effects of the Merger”

“Summary Term Sheet — Recommendation of the Special Committee and the Board”

“Summary Term Sheet — Position of the Buyer Group as to the Fairness of the Merger”

“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

“Questions and Answers about the Extraordinary General Meeting and the Merger — How does the Board recommend that I vote on the proposals?”

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

“Special Factors — Purposes of and Reasons for the Merger”

“Special Factors — Interests of Certain Persons in the Merger”

“The Extraordinary General Meeting — Vote Required”

“Security Ownership of Certain Beneficial Owners and Management of the Company”

Item 13.     Financial Statements

(a)     Financial Information.    The audited financial statements of the Company for the two years ended December 31, 2019 and 2018 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2019, originally filed on June 3, 2020 (see page F-1 and following pages). The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Financial Information”

“Where You Can Find More Information”

(b)    Pro Forma Information.    Not applicable.

Item 14.     Persons/Assets, Retained, Employed, Compensated or Used

(a) — (b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — The Parties Involved in the Merger”

“Summary Term Sheet — Recommendation of the Special Committee and the Board”

“Summary Term Sheet — Position of the Buyer Group as to the Fairness of the Merger”

“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

“Summary Term Sheet — Fees and Expenses”

“Questions and Answers about the Extraordinary General Meeting and the Merger”

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

“Special Factors — Interests of Certain Persons in the Merger”

“Special Factors — Fees and Expenses”

“The Extraordinary General Meeting — Solicitation of Proxies”

Annex E — Directors and Executive Officers of Each Filing Person

Item 15.     Additional Information

(b)    Information Required by Item 402(t)(2) and (3).    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

“Questions and Answers about the Extraordinary General Meeting and the Merger”

“Special Factors — Interests of Certain Persons in the Merger”

(c)     Other Material Information.    The information set forth in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by reference.

Item 16.     Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company, dated as of , 2020.
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.
(a)-(4)	Form of Depositary’s Notice and Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.
(a)-(5)	Press Release issued by the Company, dated as of October 12, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on October 13, 2020.
(b)-(1)

Loan and Security Agreement, dated as of August 14, 2020 between the Parent and East West Bank, incorporated herein by reference to Exhibit 99.2 to the Schedule 13-D/A filed by the Buyer Group with the SEC on August 19, 2020.*

(c)-(1)	Opinion of Duff & Phelps, dated as of October 10, 2020, incorporated herein by reference to Annex C of the Proxy Statement.
(c)-(2)	Fairness Analysis Presented to the Special Committee of Independent Directors by Duff & Phelps on October 10, 2020.
(d)-(1)	Agreement and Plan of Merger, dated as of October 12, 2020, among Parent, Merger Sub and the Company, incorporated herein by reference to Annex A of the Proxy Statement.
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.
(g)	Not applicable.

____________

*        Confidential treatment has been requested for certain confidential information contained in this exhibit.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2020

Acorn International, Inc.

By:	/s/ Jacob Alexander Fisch
	Name:	Jacob Alexander Fisch
	Title:	Chief Executive Officer
First Ostia Port Ltd.

By:	/s/ Theresa M. Roche
	Name:	Theresa M. Roche
	Title:	Director
Second Actium Coin Ltd.

By:	/s/ Theresa M. Roche
	Name:	Theresa M. Roche
	Title:	Director
Robert W. Roche

By:	/s/ Robert W. Roche
	Name:	Robert W. Roche
Ritsuko Hattori-Roche

By:	/s/ Ritsuko Hattori-Roche
	Name:	Ritsuko Hattori-Roche
Catalonia Holdings, LLC

By:	/s/ Theresa M. Roche
	Name:	Theresa M. Roche
	Title:	Manager
Bireme Limited

By:	/s/ Ritsuko Hattori-Roche
	Name:	Ritsuko Hattori-Roche
	Title:	Director